Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

JOFF FINTECH ACQUISITION CORP.

JOFF Fintech Acquisition Corp. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1. The text of Section 9.1(b) of Article IX of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

“Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriter’s over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for (i) the withdrawal of interest to pay taxes, (ii) up to $100,000 of interest to pay dissolution expenses and/or (iii) the withdrawal of interest to provide the Company with a 60% share of the cash tax savings resulting from it winding up in 2022 rather than 2023, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete the initial Business Combination by the later of (x) December 14, 2022 or (y) the date of the effectiveness of this amendment (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open (the “Deadline Date”) and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate (A) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of the Offering Shares if the Corporation does not complete its initial Business Combination by the Deadline Date or (B) relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7) and, for purposes of this clause (iii), only with respect to the redemption of those Offering Shares that a stockholder properly elects to redeem. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of JOFF Fintech Holdings LP (the “Sponsor”) or officers or directors of the Corporation) are referred to herein as “Public Stockholders.””

2. The foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by the Board of Directors of the Corporation and by the requisite vote of the stockholders entitled to vote thereon in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, JOFF Fintech Acquisition Corp. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of this 14th day of December, 2022.

JOFF FINTECH ACQUISITION CORP.

BY:	/s/ Hillel Frankel
NAME:	Hillel Frankel
TITLE:	President and Secretary